Schematic of Main Zone
Projection of Holes to Vertical Section
Kuriskova Deposit, Slovakia



Legend
Historical Holes (Holes Older Than 15 Years)
Holes 2005
Holes 2006
Holes 2007
Holes 2008
Proposed holes 2008
Moderate To Strong Mineralization (>0.2% U_3O_8)
Weak To Moderate Mineralization (0.05- 0.2% U_3O_8)
Absent To Weak Mineralization (<0.05% U_3O_8)
Weak Mineralization in Tectonic Fault
Prospective Target Area
Unexplored
200 Metres